UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware	033-90866	25-1615902
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1001 Airbrake Avenue, Wilmerding, Pennsylvania	15148
(Address of principle executive offices)	(Zip code)

Ryan Bialas—(412) 825-1000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Under the final rule, a company that uses any of the designated minerals is required to conduct a reasonable ‘country of origin’ inquiry that must be performed in good faith and be reasonably designed to determine whether any of its minerals originated in the covered countries or are from scrap or recycled sources.

ITEM 1.01	– Conflicts Minerals Disclosure and Report

Introduction:

Westinghouse Air Brake Technologies Corporation, doing business as Wabtec Corporation, is a Delaware corporation with headquarters at 1001 Air Brake Avenue in Wilmerding, Pennsylvania. Our telephone number is 412-825-1000, and our website is located at www.wabtec.com. All references to “we”, “our”, “us”, the “Company” and “Wabtec” refer to Westinghouse Air Brake Technologies Corporation and its subsidiaries. Westinghouse Air Brake Company (“WABCO”) was formed in 1990 when it acquired certain assets and operations from American Standard, Inc., now known as Trane (“Trane”). In 1999, WABCO merged with MotivePower Industries, Inc. (“MotivePower”) and adopted the name Wabtec.

Today, Wabtec is one of the world’s largest providers of value-added, technology-based equipment and services for the global rail industry. We believe we hold approximately a 50% market share in North America for our primary braking-related equipment and a leading position in North America for most of our other product lines. Our highly engineered products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, can be found on virtually all U.S. locomotives, freight cars, subway cars and buses, and on many of these vehicles around the world. In 2013, the Company had sales of approximately $2.6 billion and net income of about $292.2 million. In 2013 sales of aftermarket parts and services represented about 57% of total sales, while sales to customers outside of the U.S. accounted for about 48% of total sales.

We provide our products and services through two principal business segments, the Freight Segment and the Transit Segment, both of which have different market characteristics and business drivers.

The Freight Segment primarily manufacturers and services components for new and existing locomotive and freight cars, supplies railway electronics, positive train control equipment, signal design and engineering series, builds switcher locomotives, rebuilds freight locomotives and provides heat exchangers and cooling systems for rail and other industrial markets. Customers include large, publicly traded railroads, leasing companies, manufacturers of original equipment such as locomotives and freight cars, and utilities.

The Transit Segment primarily manufactures and services components for new and existing passenger transit vehicles, typically subway cars and buses, builds new commuter locomotives and refurbishes subway cars. Customers include public transit authorities and municipalities, leasing companies, and manufacturers of subway cars and buses around the world.

Following is a summary of our leading product lines in both aftermarket and original equipment across both of our business segments:

Specialty Products & Electronics:

•	Positive Train Control equipment and electronically controlled pneumatic braking products

•	Railway electronics, including event recorders, monitoring equipment and end of train devices

•	Signal design and engineering services

•	Freight car truck components

•	Draft gears, couplers and slack adjusters

•	Air compressors and dryers

•	Heat exchangers and cooling products for locomotives and power generation equipment

•	Track and switch products

Brake Products:

•	Railway braking equipment and related components for Freight and Transit applications

•	Friction products, including brake shoes and pads

Remanufacturing, Overhaul and Build:

•	New commuter and switcher locomotives

•	Transit car and locomotive overhaul and refurbishment

Transit Products:

•	Door and window assemblies for buses and subway cars

•	Accessibility lifts and ramps for buses and subway cars

•	Traction motors

The following is Wabtec’s Conflict Mineral Policy, which can be found at: http://www.wabtec.com/documents/governance/WABTEC_CONFLICT_MINERALS_POLICY_v1.pdf.

Wabtec Conflict Minerals Policy

Wabtec Corporation (“Wabtec”) has developed and implemented this policy to provide guidance concerning the Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 1502. The matters covered in the policy are of the utmost importance to Wabtec and are essential to the Company’s ability to conduct business in a global marketplace at the highest ethical and legal standards.

The ongoing conflict in the Democratic Republic of the Congo (“DRC”) is fueled in part from the trade of “conflict minerals”, which are defined as tantalum, tin, tungsten, and gold or any of their derivatives.

Wabtec is committed to avoiding the use of conflict minerals that directly or indirectly finance or benefit armed groups in the DRC or adjoining countries.

Wabtec is committed to complying with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 1502, which requires companies to inquire into the origin of conflict minerals in their supply chains and report on the reasonable inquiry or due diligence they conduct to determine whether their purchase supported armed groups in the DRC.

Wabtec does not procure minerals directly and only a fraction of the world’s minerals originate from the DRC, but we are incorporating the principles of this policy into our supplier contracts and will work with our suppliers to increase transparency, ensuring responsible procurement by our suppliers and sub-suppliers, and to drive positive channels throughout the supply chain.

Wabtec suppliers of products that contain tantalum, tin, tungsten or gold which is necessary for production or functionality of the product will be expected to perform due diligence and provide the mineral source country.

Wabtec reserves the right to conduct audits to ensure our supply chain remains compliant with the Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 1502. If Wabtec identifies a reasonable risk that a supplier is violating our commitments set forth in this policy, we require them to commit to and implement a corrective action plan within a reasonable timeline and will conduct on-site assessments as necessary.

Section 1 – Conflict Minerals Disclosures

In accordance with the execution of this policy, Wabtec has concluded in good faith that during 2013, with respect to any product manufactured or contracted to be manufactured by Wabtec; that Wabtec is unable to determine after performing “reasonable country of origin inquiries” whether or not tin, tantalum, tungsten, or gold (“3TG”) included in Wabtec products originate from the Democratic Republic of the Congo or adjoining countries (“DRC”).

Wabtec’s reasonable country of origin inquiry (“RCOI”) employed measures to determine whether the necessary 3TG in Wabtec products originate from the Covered Countries (“DRC”). Wabtec’s primary means of determining country of origin of necessary 3TG was by conducting supply-chain survey with direct suppliers utilizing the Electronic Industry Citizenship Coalition and The Global e-Sustainability Initiative Template (“EICC/GeSI Conflict Minerals Reporting Template”).

A summary of all supply-chain survey respondents can be found on our Conflict Minerals Report.

ITEM 1.02	– Exhibit

In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Wabtec has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to: http://www.wabtec.com/documents/governance

Item 2.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.02 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
(Registrant)

/s/ Patrick D. Dugan		June 2, 2014
By	Patrick D. Dugan Senior Vice President Finance and Chief Financial Officer	(Date)

*	Print name and title of the registrant’s signing executive officer under his or her signature.